

September 6, 2022

Dale A. Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Highway 54
Durham, NC 27713

>   **Re: Humacyte, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 1, 2022**
>   **File No. 333-267225**

Dear Mr. Sander:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Kerry S. Burke